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                                                                    EXHIBIT 99.2

Contacts:
Lawrence R. Samuels                             Cecilia Wilkinson/Julie Crandall
Senior Vice President, Chief Financial Officer  PondelWilkinson MS&L
UTi Worldwide Inc.                              310.207.9300
310.604.3311                                    investor@pondel.com


           UTi WORLDWIDE DECLARES ANNUAL DIVIDEND OF $0.075 PER SHARE

Rancho Dominguez, California - April 4, 2001 - The Board of Directors of UTi Worldwide Inc. (Nasdaq:UTIW) today declared a regular annual cash dividend of $0.075 per share on the company's ordinary shares.

The dividend is payable on May 4, to shareholders of record as of April 20, 2001.

Roger I. MacFarlane, UTi's chief executive officer said, "The board has determined that a majority of our profits will be reinvested in growing UTi's operations, with a small portion distributed in the form of a cash dividend to shareholders." This is the company's first annual dividend since listing its ordinary shares on The Nasdaq Stock Market in November 2000.

                               ABOUT UTi WORLDWIDE

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing supply chain logistics services and planning and optimization solutions. The company's services include freight forwarding, customs brokerage and warehousing services such as the coordination of shipping and the storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chains. The company has a global and diverse business customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

Safe Harbor Statement

         Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the company's discussion of its dividend policy. Any future determination to pay cash dividends to UTi's shareholders will be at the discretion of the board of directors and will depend upon the company's financial condition, operating results, capital requirements, restrictions contained in its agreements, legal requirements and other factors which the board of directors deems relevant. No assurance can be given that dividends will be paid to UTi's shareholders in the future. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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